UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

PRECIPIO, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

74019L107

(CUSIP Number)

Mark Rimer

c/o Preicipio, Inc.

4 Science Park

New Haven, CT 06511

(973) 438-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Mark Rimer I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,561,617 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 1,561,617 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,561,617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.94%
14	TYPE OF REPORTING PERSON IN

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SCHEDULE 13D

1	NAME OF REPORTING PERSONS Chenies Investor LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 45-3032710
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 648,436 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 648,436 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 648,436
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.45%
14	TYPE OF REPORTING PERSON OO

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SCHEDULE 13D

Item 1. Security and Issuer

The class of equity securities to which this Statement on Schedule 13D (the “Statement”), relates is the common stock, par value $0.01 per share (the “Common Stock”), of Precipio, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 4 Science Park, New Haven, Connecticut 06511.

Item 2. Identity and Background

This Statement is being filed on behalf of Mr. Mark Rimer (“Mr. Rimer”) and Chenies Investor LLC, a Delaware limited liability company that is controlled by Mr. Rimer (“Chenies Investor”, and together with Mr. Rimer, the “Reporting Persons”).

(a)-(c)      The address of the principal business office of each of the Reporting Persons is c/o Kuzari Group LLC, 220 East 42nd Street, 29th Floor, New York, NY 10017. The present principal occupation/employment of Mr. Rimer is partner at Kuzari Group and managing member of Chenies Investor, Chenies Management LLC and Kuzven Precipio Investor LLC. Mr. Rimer serves on the board of directors of several companies, including the Company, and is actively involved in business development roles at numerous portfolio companies. The principal business of Chenies Investor is investment.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding. During the last five years, none of the Reporting Persons were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and they are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor a finding of any violation with respect to such laws. Mr. Rimer is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The funds used to acquire the shares of Common Stock are proceeds of investing activities of the various entities controlled by Mr. Rimer, including Chenies Investor LLC, and management fees received by Mr. Rimer as managing member of such entities. The purchases were made at various times, including purchases of promissory notes of Precipio Diagnostics LLC, purchases of promissory notes and preferred stock of Trangenomic, Inc. and the Company.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 is incorporated herein by reference.

In connection with the closing of the merger between Transgenomic, Inc. (“Transgenomic”), New Haven Labs, Inc. and Precipio Diagnostics, LLC on June 29, 2017 (the “Merger”), Transgenomic filed the Third Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”), changing its name to that of the Company and a Certificate of Designation establishing a new Series A Senior Convertible Preferred Stock (the “Series A Senior Convertible Preferred Stock”), a copy of which is filed as Exhibit 1 hereto.

In connection with the Merger, Mr. Rimer and certain entities he controls as set forth in Section 5, received 705,325 shares of the Company’s common stock and 164,324 shares of Series A Senior Convertible Preferred Stock under the Merger Agreement based on ownership by certain entities (in which he owns all the issued and outstanding equity) of notes in Precipio Diagnostics LLC (“Precipio”).

In connection with the Merger, the Company issued 69,587 shares of Series A Senior Convertible Preferred Stock (the “Private Placement Shares”) at a price of $3.736329 per share to Chenies Investor LLC, an entity controlled by Mr. Rimer pursuant to a Securities Purchase Agreement (the “Private Placement Purchase Agreement”) between the Company, Chenies Investor LLC and the other purchasers thereto (the “Purchasers”) attached hereto as Exhibit 2. In connection with this private placement, the Company, the Purchasers, the members of Precipio who received shares of Series A Senior Convertible Preferred Stock in the Merger and other parties also entered into an Investors’ Rights Agreement (the “Investors’ Rights Agreement”) attached hereto as Exhibit 3 which provides the investor parties thereto with registration rights, piggyback registration rights, preemptive rights and rights of first refusal with respect to their Company securities. The Investors’ Rights Agreement also grants holders of the majority of the outstanding Series A Senior Convertible Preferred Stock the right to designate two directors to the Company’s board of directors. Mr. Rimer is one of those directors.

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The foregoing descriptions of the Private Placement Purchase Agreement and the Investors’ Rights Agreement do not purport to be complete and are subject to and qualified in their entirety by reference to the Private Placement Purchase Agreement and Investors’ Rights Agreement, which are filed as Exhibits 2 and 3 to this Schedule 13D and are incorporated by reference herein.

As disclosed on the Company’s Form 8-K filed June 30, 2017 (the “8-K”) with the Securities and Exchange Commission, in connection with the Merger and bridge financing disclosed in the 8-K and the assumption of certain obligations by Kuzven Precipio Investor LLC, an entity of which Mr. Rimer serves as Manager, the Company issued to Kuzven Precipio Investor LLC warrants (the “Side Warrants”) to purchase an aggregate of 91,420 shares of the Company’s common stock at an exercise price of $7.00 per share (subject to adjustment). The Side Warrants have a term of 5 years and are exercisable as to 22,857 shares of the Company’s common stock upon grant and as to 68,563 shares of the Company’s common stock upon the entity’s performance of the assumed obligations. In addition, upon the Company consummating one or more rounds of equity financing following July 1, 2017, with aggregate gross proceeds of at least $7 million, the Company will use a portion of the proceeds from such financing to repay the principal amount of the New Bridge Notes, together with any premium and interest (the “New Bridge Notes Repurchase”).

Pursuant to the Call Option Agreement between Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, Third Security Incentive 2010 LLC, Third Security Staff 2014 LLC and Kuzven Precipio Investor, LLC, dated April 7, 2017 attached hereto as Exhibit 5, Kuzven Precipio Investor LLC has the right to buy 263,332 shares of the Company’s Common Stock from the Third Security entities for an aggregate purchase price of $1.00.

Chenies Investor LLC holds an 8% Convertible Promissory Note (the "Chenies Note") issued to Chenies Investor LLC on June 29, 2017 in the principal amount of $75,000 and is payable upon the earlier to occur of (i) October 1, 2017 or (ii) the closing of a Qualified Offering (as defined in the Chenies Note) (such date, the "Maturity Date"). At any time after the Maturity Date, the Chenies Note together with any accrued interest is convertible into shares of Common Stock of the Company. If the Company does not complete a Qualified Financing by October 1, 2017, the holder may convert the outstanding principal and interest of the Chenies Note into shares of the Company's Series A Senior Convertible Preferred Stock. Upon the closing of a Qualified Financing, the outstanding principal and interest of the Chenies Note will automatically be converted into shares of the Company's Series A Senior Convertible Preferred Stock.

Item 5. Interest in Securities of the Issuer

The information contained on the cover pages to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b) See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock beneficially owned by the Reporting Persons.  The percentage ownership is calculated based on 26,863,062 shares of Common Stock issued and outstanding as reported on the Company’s Form 10-Q for the period ending March 31, 2017 and filed with the SEC on May 18, 2017, adjusted to reflect a 1:30 reverse stock split that became effective on June 13, 2017, and increased by:  (i) 7,155 shares of Common Stock issued pursuant to the preferred conversion as disclosed in the 8-K; (ii) 352,630 shares of Common Stock issued pursuant to the loan conversion disclosed in the 8-K; (iii) 1,712,901 shares of Common Stock issuable upon conversion of the Series A Senior Convertible Stock; (iv) 5,352,847 shares of Common Stock issued in the Merger; (v) 91,420 shares of Common Stock, which is the aggregate number of shares of Common Stock issuable upon the exercise of all warrants (of which warrants to purchase 22,857 shares of Common Stock are currently exercisable) to purchase Common Stock held by Kuzven Precipio Investor LLC that are or may become exercisable within 60 days; (vi) 263,332 shares of the Company’s Common Stock that Kuzven Precipio Investor LLC has the conditional right to buy pursuant to the Call Option Agreement; and (vii) 26,764 shares of the Company’s Common Stock that Chenies Investor LLC will have the right to acquire upon conversion of certain Promissory Notes that it is obligated to purchase from certain other investors.

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(a) As of the date hereof, Mr. Rimer is the beneficial owner of 1,561,617 shares of Common Stock consisting of: (i) 648,436 shares of Common Stok held by Chenies Investor LLC; (ii) 281,055 shares of Common Stock held by Chenies Management LLC; (iii) 4,179 shares of Common Stock held by Precipio Employee Holdings; (iv) 59,082 shares of Series A Senior Convertible Preferred Stock held by Chenies Management LLC; (v) warrant to purchase 91,420 shares of Common Stock held by Kuzven Precipio Investor LLC; (vi) option to purchase 214,113 shares of Common Stock or Series A Senior Convertible Preferred Stock held by Dominion Capital LLC (Kuzven Precipio Investor LLC has a call option); and (vii) option to purchase 263,332 shares of Common Stock or Series A Senior Convertible Preferred Stock held by Kuzven Precipio Investor LLC.

Mr. Rimer is managing member of Chenies Investor LLC, Chenies Management LLC and Kuzven Precipio Investor LLC.

As of the date hereof, Chenies Investor LLC is the beneficial owner of 648,436 shares of Common Stock consisting of: (i) 424,270 shares of Common Stock; (ii) 174,829 shares of Series A Senior Convertible Preferred Stock; (iii) 20,073 shares of Common Stock or Series A Senior Convertible Preferred Stock pursuant to the Promissory Note; (iv) warrant to purchase 2,500 shares of Common Stock; and (v) 26,764 shares of the Company’s Common Stock that Chenies Investor LLC will have the right to acquire upon conversion of certain Promissory Notes that it is obligated to purchase from certain other investors.

(c)  Except for the transactions disclosed in this Statement, none of the Reporting Persons have engaged in any transactions in the Company’s Common Stock in the past 60 days.

(d) Not applicable

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1

Certificate of Designation of Series A Senior Convertible Preferred Stock contained within the Third Amended and Restated Certificate of Incorporation, as amended (filed as Exhibit 3.1 to Item 5.03 to the Company’s Current Report on Form 8-K, filed June 30, 2017)

Exhibit 2

Securities Purchase Agreement with the Private Placement Purchasers (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed June 30, 2017)

Exhibit 3

Investors’ Rights Agreement, dated as of June 28, 2017, by and among Transgenomic, Inc., the Investors and Incentive 2010 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed June 30, 2017)

Exhibit 4

Form of Side Warrant

Exhibit 5

Call Option Agreement by and between Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, Third Security Incentive 2010 LLC, Third Security Staff 2014 LLC and Kuzven Precipio Investor, LLC dated April 7, 2017.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2017

/s/ Mark Rimer
Mark Rimer

Chenies Investor LLC

By:	/s/ Mark Rimer
Mark Rimer
Managing Member

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